Jan M. Davidson Associate General Counsel & Assistant Secretary	Delta Air Lines, Inc. Department 981 Post Office Box 20574 Atlanta, GA 30320-2574 T. +1 404 715 2676 F. +1 404 714 0856 jan.davidson@delta.com

December 12, 2014

Cecilia Blye

Chief, Office of Global Security Risk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-5546

Re:	Delta Air Lines, Inc. Form 10-K for the Fiscal Year Ended December 31, 2013 File No. 1-05424 Comment Letter dated October 29, 2014

Dear Ms. Blye:

This is in response to the Staff’s letter dated October 29, 2014 regarding Delta’s Form 10-K for the fiscal year ended December 31, 2013. For your convenience, we have included in this letter each of the Staff’s comments before providing our response to that comment.

General

1.	You stated in your letter dated November 4, 2011 that Marazul Charters, Inc. chartered from you aircraft and crew for its Cuba passenger charter programs. You also stated that the scope of your transatlantic joint venture agreement included KLM flights to and from Sudan and Air France and Alitalia flights to and from Syria. Cuba, Sudan and Syria are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please provide us with information regarding any contacts with Cuba, Sudan and Syria since the referenced letter. You should describe any services or equipment you have provided into Cuba, Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Cuba, Sudan and Syria or entities they control.

Response

Overview

As discussed below, Delta’s contacts with Cuba, Sudan or Syria (the “Three Countries”) have been limited since the letter dated November 4, 2011 and its revenues from those contacts are de minimis. Delta does not currently operate any passenger or cargo flights to or from the Three Countries. During the period from October 2011 to December 2012, Delta operated passenger charter service between the U.S. and Cuba on behalf of Marazul Charters, Inc. (“Marazul”), an OFAC-licensed Carrier Service Provider, Travel Service Provider and Remittance Forwarder; those charters were operated under Marazul’s OFAC licenses. Delta has no offices, facilities, equipment, ground services, sales agents or employees in any of the Three Countries and has only limited contacts with the Three Countries as discussed below.

U.S. Securities and Exchange Commission

December 12, 2014

Passenger Charter Operations to Cuba

As noted in our November 4, 2011 letter, Delta holds a Carrier Service Provider license (“CSP License”) that authorizes Delta to operate passenger charter service to and from Cuba consistent with, and subject to the limitations of, guidelines of the Office of Foreign Assets Control of the U.S. Department of Treasury (“OFAC”) and OFAC’s Cuban Assets Control Regulations (“CACR”).1 As described in the November 4, 2011 letter, Delta also held a safety and security travel license issued by OFAC (“OFAC Security License”) that authorizes specified Delta personnel to travel to Cuba to conduct inspections to ensure the safety and security of passengers and aircraft. Delta’s OFAC Security License expired in October 2014, and Delta is in the process of renewing the license.

In mid-2011, Delta entered into a charter agreement with Marazul. The details of that agreement were described in the November 4, 2011 letter. Delta ceased operating scheduled charter service with Marazul in December 2012, yet remains available to operate ad hoc charters on behalf of Marazul on an as-needed basis. As noted in the November 4, 2011 letter, Delta’s role is limited to the operation of passenger aircraft and the provision of crew. Delta has not provided cargo transportation services to Cuba pursuant to the charter agreement or any other arrangement. Under the charter agreement, Delta was paid a flat fee per flight. Delta did not offer tickets for sale to passengers. Under the charter agreement, Delta was paid $3,179,488 and $3,755,859 in 2011 and 2012, respectively. Delta continues to hold its own CSP License and while it could operate charter service under this license in the future, it has no current plans or any contracts to operate such service.

Delta personnel traveled to Cuba for regulatory and operational purposes twice in 2012, once at the request of Cuban aviation authorities and a second time to review Transportation Security Administration required security screening process conducted in Cuba. In addition, Delta personnel traveled with an airline industry trade group to Cuba for operational purposes in 2013.

Codeshare and Interline Agreements

Delta continues to be a party to “codeshare” and “interline” agreements with many foreign air carriers. Codeshare agreements are common in the air transportation industry and allow carriers to market and sell tickets and/or cargo service on each other’s flights. All of Delta’s codeshare relationships with foreign carriers have been reviewed and approved by the U.S. Department of Transportation and comply with U.S. law. Delta does not have any codeshare agreements with any carriers based in any of the Three Countries. Delta does not codeshare on any routes to or from Cuba or Syria operated by a codeshare partner. Delta had a passenger codeshare agreement with KLM for the city pair Amsterdam to Khartoum (Sudan) until KLM discontinued that service in March 2013.

____________

1 A summary of applicable laws is included in the November 4, 2011 letter.

U.S. Securities and Exchange Commission

December 12, 2014

Interline agreements are also common in the airline industry. These agreements allow participating carriers to sell a single ticket for travel on multiple carriers, allowing the passenger’s baggage to be transferred seamlessly between connecting flights of each airline. Interline agreements may also provide for cargo shipments between connecting flights of each airline. Delta has entered into interline agreements with more than 155 U.S. and foreign air carriers but has no interline agreement with any carrier based in Cuba, Syria or Sudan.

Pursuant to codeshare and interline agreements, Delta employees or any of the tens of thousands of independent travel agents authorized to issue tickets on behalf of Delta may sell interline tickets issued under Delta’s carrier code (006) (formerly referred to as sales on “Delta ticket stock” when tickets were issued in paper form) for travel that includes flight segments operated by other carriers to or from Sudan or Syria (excluding Sudanese and Syrian carriers). When these ticket sales under Delta’s carrier code occur, Delta receives a small commission (known as an “interline sales commission” or “ISC”). For example, Delta would receive ISC for tickets issued under Delta’s carrier code for passengers who flew from Khartoum to Paris on another carrier and connected onto a Delta flight to New York. As a result, Delta has lawfully received a de minimis amount of revenue from flights to/from Sudan and Syria, as shown in the following table.

Interline Sales Commission Revenue Received by Delta*
	Six months ended Dec. 31, 2011	2012	2013	10 months ended Oct. 31, 2014
Sudan	$2,118	$3,620	$2,318	$1,843

Syria	$260	–	–	–

*	Represents revenue received by Delta related to flights on other airlines to or from the country shown from July 2011 through October 2014.

In addition, Delta received $50 for handling a cargo shipment on an Air France flight that originated in Syria in 2013. A U.S. carrier can provide ground handling services and forwarding services in the United States for cargo that originates in Syria, provided such services are not for or on behalf of a Syrian carrier.

Transatlantic Joint Venture

Delta, Air France, KLM and Alitalia (collectively, the “JV Carriers”) are parties to a joint venture agreement (the “JV Agreement”), which provides for the linking of the route networks of the JV Carriers and the sharing of profits and losses on transatlantic routes included within the scope of the joint venture. The JV Agreement also provides for coordinated pricing, scheduling and product development on joint venture routes. The primary geographic scope of the joint venture generally covers routes operated by the JV Carriers between North America, on the one hand, and Europe, on the other.

U.S. Securities and Exchange Commission

December 12, 2014

None of the JV Carriers are currently operating any flights to Sudan or Syria; however, KLM operated flights to and from Sudan until March 2013, and Air France and Alitalia operated flights to and from Syria until March 2012 and January 2012, respectively. KLM and Air France operate flights to Cuba from their European hubs.

None of the flights operated by KLM, Air France or Alitalia to/from the Three Countries constitute joint venture routes for purposes of the JV Agreement; however, to the extent any passengers on flight segments to/from the Three Countries are connecting on a ticketed itinerary to/from a joint venture flight operated by one of the JV Carriers, a portion of the revenue derived from these “beyond” flights would be shared among the JV Carriers pursuant to a formula set forth in the JV Agreement. Delta’s share of such revenues relating to the “beyond” flight segments operated by KLM, Air France and Alitalia to the Three Countries during the years in question is set forth below.

Share of Revenue from Transatlantic Joint Venture Received by Delta*
	2011	2012	2013	2014
Cuba	–	–	–	–

Sudan	$247,501	$558,563	$101,208	–

Syria	$188,396	$20,780	–	–
*	Data is for Delta’s share of joint venture revenue, net of expenses, for July 1, 2011 through October 31, 2014. Joint venture financial information is reported in Euros, with the data in the chart converted to U.S. Dollars (“USD”) using the Euro to USD exchange rate as of December 3, 2014.

Virgin Atlantic

In 2013, Delta acquired from Singapore Airlines a non-controlling 49% equity stake in Virgin Atlantic Limited, the parent company of Virgin Atlantic Airways Limited (“Virgin Atlantic”). In connection with the transaction, Delta entered into a contractual joint venture with Virgin Atlantic for air transportation services on non-stop routes between the United Kingdom and North America. The joint venture became effective on January 1, 2014. Virgin Atlantic operates scheduled service between London-Gatwick and Cuba; however, operations on this route are not included within the scope of the joint venture.

Overflight Payments

With respect to overflight payments, Delta has a separate specific license from OFAC authorizing payments to Cuba for air navigation services provided to Delta aircraft that enter airspace controlled by Cuba en route to destinations other than Cuba. Delta periodically makes such payments to the Cuban government and provides OFAC with an annual detailed accounting in accordance with the terms of its license. Overflight payments to Cuba were $1,246,448 for the period July 2011 through December 31, 2011, $2,562,483 for 2012, $2,841,802 for 2013 and $2,247,522 for January 1 through October 31, 2014.

U.S. Securities and Exchange Commission

December 12, 2014

Delta has not overflown Sudan at any point from 2011 to present. Overflights of Syria ceased in August 2011. Payments to Syria, both of which were authorized, for overflights and related services were $2,688 in the six months ended December 31, 2011 (related to overflights in June 2011) and $863 in 2012 (related to overflights in July and August 2011).

SkyMiles Program Accounts

In 2014, Delta determined that 355 members of its frequent flyer program, SkyMiles, have provided an address with a country code of one of the Three Countries. The SkyMiles Program had approximately 94.6 million members worldwide as of November 30, 2014. Delta voluntarily disclosed to OFAC in July 2014 that it is investigating whether the individuals who provided an address with a country code of one of the Three Countries are ordinarily resident in one of the Three Countries or are otherwise subject to sanctions, and whether membership in the SkyMiles Program would constitute a violation of applicable regulations. Delta has suspended these SkyMiles accounts pending resolution of this matter.

Other Information

Delta’s wholly owned subsidiaries, including Endeavor Air, Inc., neither operate in, nor have offices, facilities, equipment, ground services, sales agents or employees in, any of the Three Countries. Delta also has contract carrier agreements with six unaffiliated regional carriers, but none of these relationships involves operations in, or flights to and from, any of the Three Countries.

2.	Please discuss the materiality of any contacts with, Cuba, Sudan, and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with Cuba, Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have business with Cuba, Sudan, or Syria.

Response

Delta’s total revenues for 2011, 2012, 2013 and the first nine months of 2014 were $35.1 billion, $36.7 billion, $37.8 billion, and $30.7 billion, respectively. As discussed in the response to comment 1 above, Delta only operated passenger charter service to Cuba in conjunction with an OFAC licensed Carrier Service Provider from October 2011 to December 2012 and has not operated passenger or cargo service to or from Syria or Sudan. The revenue Delta received from providing charter service to Cuba in 2011 and 2012, for flights operated to or from Sudan and Syria by other carriers, and from the JV Agreement with Air France, KLM and Alitalia, all as discussed above in response to comment 1, was de minimis and immaterial to investors in light of Delta’s total revenues. Delta has no assets or liabilities arising from any of the Three Countries.

U.S. Securities and Exchange Commission

December 12, 2014

To the knowledge of Delta’s chief financial officer, chief legal officer, corporate secretary and managing director of investor relations, Delta has not received any comments or questions from investors or securities analysts regarding Delta’s very minimal contacts with any of the Three Countries. Likewise, Delta does not believe its contacts with the Three Countries will cause it to be a target of groups with divestment or similar initiatives. As a result, Delta believes its limited contacts in the Three Countries do not constitute a factor a reasonable investor would deem important in making an investment decision.

**********************

On behalf of Delta, the undersigned acknowledges:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at (404) 715-2676.

Sincerely,

/s/ Jan. M. Davidson

Jan M. Davidson

Associate General Counsel

& Assistant Secretary

cc:	Ben Hirst, Executive Vice President & Chief Legal Officer
Paul A. Jacobson, Executive Vice President & Chief Financial Officer